UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Paris, May 7, 2010

PRESS RELEASE

Combined Shareholders’ Meeting, May 7, 2010

The Combined Shareholders’ Meeting of Veolia Environnement took place at the Carrousel du Louvre in Paris, on Friday May 7, 2010, under the chairmanship of Henri Proglio, Chairman. All of the resolutions submitted to the Combined Shareholders’ Meeting were carried by wide majorities.

In particular, the Shareholders:

•	elected the following directors for 4-year terms expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2013:

▪	Antoine Frérot, Chief Executive Officer of Veolia Environnement;
▪	Groupe Industriel Marcel Dassault, whose permanent representative will be its Managing Director, Olivier Costa de Beauregard;
▪	The Qatari Diar Real Estate Investment Company, which has named Yousef Ahmad Al Hammadi as its permanent representative.

•	reelected the following directors for 4-year terms expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2013:

▪	Daniel Bouton;
▪	Jean-François Dehecq;
▪	Paul-Louis Girardot;
▪	Serge Michel;
▪	Georges Ralli;

•
ratified the cooptation of a new director, Esther Koplowitz, replacing Murray Stuart, and reelected her to the Board for a 4-year term expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2013;

•
approved the option to receive payment of the 2009 dividend of 1.21 euro either in shares or in cash. Shareholders may opt (1) to receive payment in shares between May 14, 2010 and May 31, 2010 included, on application to their financial intermediary. The issue price of the new shares resulting from exercise of the option to receive payment in shares was set at 21,24 euros after applying a 10% discount. For shares listed on the Euronext Paris market, the ex-dividend date will be May 14, 2010 (2) and the dividend will be made payable in cash or in shares as of June 9, 2010 (3);

•	approved the company financial statements and the consolidated financial statements for fiscal year 2009.

The Board of Directors, meeting after the close of the Combined Shareholders’ Meeting, and in accordance with the proposals of the Nominations and Compensation Committee, decided to review the membership of the Board committees. It consequently named:

•	Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard, as supplemental member of the Nominations and Compensation Committee and as member of the Accounts and Audit Committee;

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•	Pierre-André de Chalendar as member of the Research, Innovation and Sustainable Development Strategy Committee.

In addition, and pursuant to the company bylaws, the Board of Directors named Thierry Dassault to the post of censeur (i.e., non-voting auditor on the Board), for a 4-year term expiring on the occasion of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2013.

Following the Combined Shareholders’ Meeting of May 7, 2010 and of the ensuing meeting of the Board of Directors, the Board of Directors of Veolia Environnement now consists of seventeen directors and one censeur:

▪	Henri Proglio, Chairman;
▪	Louis Schweitzer, Vice-Chairman;
▪	Jean Azéma;
▪	Daniel Bouton;
▪	Pierre-André de Chalendar;
▪	Jean-François Dehecq;
▪	Augustin de Romanet de Beaune;
▪	Antoine Frérot;
▪	Paul-Louis Girardot;
▪	Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard;
▪	Esther Koplowitz;
▪	Philippe Kourilsky;
▪	Serge Michel;
▪	Baudouin Prot;
▪	Qatari Diar Real Estate Investment Company, represented by Yousef Ahmad Al Hammadi;
▪	Georges Ralli;
▪	Paolo Scaroni;
▪	Thierry Dassault, censeur.

There are three specialized Board committees, whose membership is as follows:

▪	Accounts and Audit Committee: Daniel Bouton (Chairman), Pierre-André de Chalendar, Paul-Louis Girardot, and Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard;

▪	Nominations and Compensation Committee: Serge Michel (Chairman), Daniel Bouton, Groupe Industriel Marcel Dassault, represented by Olivier Costa de Beauregard, and Louis Schweitzer;

▪	Strategy, Research, Innovation and Sustainable Development Committee: Philippe Kourilsky (Chairman), Pierre-André de Chalendar and Paul-Louis Girardot.

Go to www.veolia-finance.com for the results of voting on the resolutions and a full webcast of the Combined Shareholders’ Meeting.

Analysts’ and institutional investors’ contact: Ronald Wasylec  - Tel +33 (0)1 71 75 12 23

For press releases go to http://www.veolia-finance.com

(1) Important information for non-resident shareholders: Foreign legal restrictions may apply to the payment of the dividend in shares. These shareholders are required to take cognizance of applicable conditions under the laws and rules of their country of residence.
(2) For ADRs listed on the NYSE the ex-dividend date will be May 11, 2010.
(3) Practical arrangements for the option to receive payment of the dividend in shares or in cash will be communicated to shareholders of Veolia Environnement by their financial intermediaries. Go to  www.veolia-finance.com for details of these arrangements.

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PRESS RELEASE Paris, May 7, 2010

Veolia Environnement 2009 Dividend

Veolia Environnement’s General Shareholders’ Meeting, held on May 7, 2010 in Paris, has approved the proposed dividend for the fiscal year 2009 of €1.21 per share and has decided that each shareholder will be allowed to elect to receive the dividend payment in cash or in newly-issued common stock in the Company.

The issuance price for the newly-issued common stock which will be issued in consideration for the dividend is set at €21.24. This price corresponds to 90% of the average opening price over the twenty trading days preceding the General Shareholders’ Meeting, less the net amount of the dividend declared at such meeting (i.e. €1.21 per share) and rounded up to the nearest euro cent.

The maximum total number of newly-issued shares expected to be issued for the purposes of paying the dividend in shares is 27,281,899, which represents approximately 5.24% of the share capital and 5.39% of the exercisable voting rights in the Company, based on the number of shares in circulation on April 30, 2010 plus the maximum number of such newly-issued shares.

The payment of the 2009 fiscal year dividend, which shall be paid to holders as at the close of business on May 13, 2010, will begin on June 9, 2010.

The common shares issued as payment for the dividend shall carry entitlement to dividends starting from January 1, 2010 and shall be the object of an application for admission to trading on the Euronext Paris market starting on June 9, 2010.  They shall carry the same rights and restrictions as common shares in circulation, as described in the Company’s Articles of Association, Reference Document and 2009 Annual Financial Report available on the Company’s internet website: (www.veoliaenvironnement.com).

Shareholders will be allowed to elect to receive payment of the dividend in cash or in newly-issued common shares from May 14, 2010 to May 31, 2010 inclusive, by contacting their financial intermediaries and such election shall apply to the entire dividend to which they are entitled.  At the close of such period, the dividend shall be payable only in cash.

If the amount of the dividend for which this election is made does not correspond to a whole number of shares, shareholders will be permitted to receive the next higher whole number of shares by paying the difference in cash on the date on which the election is made or, conversely, may receive the next lower whole number of shares with the balance paid out in cash.

1

This press release, which has been prepared in conformity with Annex III of AMF Instruction n° 2005-11 dated December 13, 2005, is provided for information purposes only and does not constitute an offer to purchase securities. This press release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the fiscal year 2009 dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. In any event, this option is open to shareholders residing in a Member State of the European Union, the United States of America, Canada and Switzerland; orders originating from other countries will not be accepted. The information required by article 652a paragraph 1 of the Swiss Code of Obligations can be found on the Company’s website: www.veolia.com.  Shareholder must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.

Analysts’ and institutional investors’ contact: Ronald Wasylec  - Tel +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

For press releases go to http://www.veolia-finance.com

2

Press release Paris, May 7, 2010

KEY FIGURES AT MARCH 31, 2010

SATISFACTORY OPERATING PERFORMANCE STRONG INCREASE IN MARGINS 2010 OBJECTIVES CONFIRMED (UNAUDITED IFRS DATA)

▪	Consolidated revenue decreased 4.0% at current exchange rates to €8,794.2 million (down 3.1% at constant scope and exchange rates)

▪	Growth of 4.3% in operating cash flow at current exchange rates to €1,035.0 million (up 2.6% at constant exchange rates)

▪	Sharp improvement in the operating cash flow margin, to 11.8% versus 10.8% in Q1 2009

▪	Rise in recurring operating income of 4.6% at current exchange rates to €659.3 million (up 2.5% at constant exchange rates)

▪	Positive free cash flow (1) and net financial debt at €15.4 billion at March 31, 2010, unchanged compared to December 31, 2009, excluding translation effects of foreign currency denominated debt
**********
▪	Signature of definitive agreements relating to the Veolia Transport – Transdev merger(*)

Veolia Environnement consolidated revenue decreased by 4.0%. This decline is due to the expected effects of 1) the slowdown in the works business and in particular the finalization stage of some major construction contracts outside France in the Water division, 2) the impact of non-strategic divestments carried out in 2009, 3) the non-renewal in 2009 of certain significant contracts in the Transport division and 4) the decline in energy prices, partly offset by a positive foreign exchange effect. Within the Group’s geographic footprint, the economic environment remains similar to that observed in the second half 2009, apart from a marked upturn in recycled material prices.

As a result of the Group’s organic and profitable growth strategy, operating cash flow and recurring operating income grew. The operating cash flow margin increased markedly to 11.8% versus 10.8% in the first quarter of 2009, due to cost-cutting efforts in the quarter (particularly in Environmental Services), the rise in recycled material prices and the improvement recorded in the Energy Services division.

Divestments carried out in the first quarter, including the capital increases subscribed by minority shareholders, totaled €279 million, which combined with the strict control over gross investments, at €639 million, led to the balance of operating cash flow – net investments(1) coming in at €793 million, up from €394 million in the first quarter of 2009. Free cash flow amounted to €45 million versus a negative €220 million in the first quarter of 2009.

_____________________________
(1)   Refer to definitions on p.3
(*)  Subject to regulatory approvals. Refer to Press release published on May 5, 2010.

The Group confirms the objectives set for 2010: to generate positive free cash flow after payment of the dividend and growth in recurring operating income.

Moreover, on May 5, 2010, Veolia Environnement and Caisse des Dépôts announced the signature of definitive agreements relating to the merger between Veolia Transport and Transdev(*).

Quarterly information at March 31, 2010 (2) (3)

VEOLIA ENVIRONNEMENT

Revenues (€m)
At March 31, 2010	At March 31, 2009 adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
8,794.2	9,159.6	-4.0%	-3.1%	-2.0%	1.1%

Revenue

Veolia Environnement consolidated revenue decreased 3.1% at constant scope and exchange rates (down 4.0% at current exchange rates) to €8,794.2 million, compared to €9,159.6 million at March 31, 2009.

The 2.0% decline in revenue stemming from net divestments carried out in 2009 totaled €181.4 million and breaks down as follows: -€49.2 million in the Water division, -€89.2 million in the Environmental Services division (mainly VPNM), -€46.1 million in the Energy Services division and €3.1 million in the Transport division.

The share of revenue recorded outside France rose to €5,140.7 million, or 58.5% of the total, compared to 58.0% at March 31, 2009.

The €100.5 million foreign currency effect mainly reflected the strengthening against the euro of Eastern Europe currencies (Czech Republic and Poland) for €39.7 million, the pound sterling for €12 million and the Northern Europe currencies (Norway and Sweden) for €25.6 million partly offset by a weaker U.S dollar negative impact of €45.9 million.

Income

Operating cash flow was €1,035.0 million at March 31, 2010, compared to €992.4 million at March 31, 2009, an increase of 4.3% at current exchange rates and 2.6% at constant exchange rates.

This improvement resulted from the growth recorded by the Environmental Services division, mainly due to an upturn in recycled material prices, as well as a positive contribution from the Energy Services division, due notably to a favorable weather effect at the start of the year. The Group's General Efficiency Plan also contributed €59 million to the significant improvement in operating cash flow.

Consolidated recurring operating income increased 4.6% to €659.3 million from €630.5 million at March 31, 2009.

_____________________________
(2) On January 1st 2010, following amendment to IAS7, renewal expenditures amounting to €67 million at March 31,2009 are adjusted from operating cash flow and maintenance costs  (cf note 20 of the 2009 Reference Document, notes to the consolidated accounts)
(3) In compliance with IFRS 5, the financial statements published at March 31, 2009 have been adjusted, in order to ensure comparability of the reporting periods, by freight business and UK operations of Veolia Transport division, the Waste to Energy business in Environmental Services division in the United States and the renewable energies business in Energy Services division, which are consolidated in the line item “Net income from discontinued operations”.

Due to the satisfactory control over gross investments, amounting to €639 million and the divestments completed at March 31, 2010, operating cash flow net of net investments(4) totaled €793 million, versus €394 million at March 31, 2009.

Free cash flow (5) after payment of the dividend totaled €45 million compared to negative €220 million recorded at March 31, 2009.
Overall, net financial debt (6) came in at €15.4 billion versus €15.1 billion at December 31, 2009.

The Group confirms the objectives set for 2010: to generate positive free cash flow after payment of the dividend and growth in recurring operating income.

Dividend payment (7):

Subject to approval by the Shareholders' Meeting on May 7, 2010 of the 5th resolution, shareholders will be able to choose from May 14, 2010 through to May 31, 2010 to have their dividend paid in cash or in Veolia Environnement shares. If the share payment option is exercised, the issuing price of the new shares shall be set at 21.24€ (8) after application of the 10% discount. For ordinary shares quoted on Euronext, the ex-dividend date will be May 14, 2010 (9) and the payment of the dividend in cash or in shares will begin on June 9, 2010.

_____________________________
(4) Definition of operating cash flow net of net investments: Operating cash flow including cash flow from discontinued operations
- (Gross investments - (disposals + repayment of operating financial assets + capital increase subscribed to by minority shareholders))
(5) Definition of free cash flow:  Free cash flow consists of cash generated (sum of total cash flow and the repayment of operating financial assets) net of the taking into account of the cash component of the following items: (i) change in operating WCR, (ii) equity transactions (changes in capital, dividends paid and received), (iii) investments net of disposals (including changes in receivables and other financial assets), (iv) net interest expenses paid and (v) tax paid.
(6) Definition of net financial debt: Gross financial debt (non-current and current liabilities, and bank overdrafts and other cash position items) net of cash and cash equivalents and excluding the remeasurement of debt-hedging derivatives.
(7) Important information for non-resident shareholders: Foreign legal restrictions may apply to the payment of the dividend in shares. The draft 5th resolution submitted to the Veolia Environnement Shareholders Meeting on May 7, 2010 offers shareholders an option for payment of the dividend in shares. This option may be subject to legal restrictions for shareholders not resident in France. For instance, the option to receive dividend payment in shares is not available for shareholders residing in Australia, Japan or any other country for which this operation may require notification or approval by local financial market regulators.
Shareholders are required to inform themselves of any conditions that may apply under the legislation and regulations of their country of residence.
(8)  The price equals 90% of the average opening price on Euronext of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting, less the amount of the dividend.
(9)  For ADRs quoted on the NYSE the ex-dividend date will be May 11, 2010.

Analysis by division

Water

Revenues (€m)
At March 31, 2010	At March 31, 2009	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
2,922.7	3,142.7	-7.0%	-6.2%	-1.6%	0.8%

The contraction in the Water division’s revenue is primarily due to the decline in the Works business. Excluding Works, revenue was stable.

▪
In France, revenue excluding scope effects contracted by 4.2%, because of a slowdown in the Works business as well as a 0.7% drop in volumes delivered in comparison to 2009 and the non-renewal of the Paris contract.

▪
Outside France, excluding Veolia Water Solutions & Technologies, revenue decreased 0.9% (and grew 1.9% at constant scope and exchange rates). In Europe, the 0.4% revenue growth at constant scope and exchange rates was due to the resilient performance in the United Kingdom and Southern Europe. At constant scope and exchange rates, revenue rose by 4.3% in Asia-Pacific; the 16.6% increase in revenue in China compensated for the completion of building work on the Gold Coast desalination plant in Australia. In the Africa Middle East zone, revenue increased 4.1% at constant scope and exchange rates.

▪
Veolia Water Solutions & Technologies posted €488.1 million in revenue, down 26.7% at constant scope and exchange rates. Revenue was mainly affected by the near completion of several major D&B construction (Design & Build) contracts outside France and, secondly, by the slowdown in business with industrial clients.

At March 31, 2010, operating cash flow was stable and operating income improved.

Environmental Services

Revenues (€m)
At March 31, 2010	At March 31, 2009 adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
2,203.9	2,188.4	0.7%	3.4%	-4.1%	1.4%

The increase in recycled material prices (notably in France, Germany and Norway) and the growth at constant scope and exchange rates in certain operations (United States and United Kingdom) offset the challenges encountered in some business lines focused on industrial customers that are still affected by the tough business environment.

▪	The net divestments carried out in the Environmental Services division in 2009, in particular the VPNM operations in France sold in August 2009, had a negative 4.1% impact on revenue.

▪
In France, revenue grew 2.2% at constant scope (down 8.5% at current scope) due to the rise in prices of recycled materials (paper, cardboard and non-ferrous metals), despite a strong commercial discipline, as well as a slight contraction in industrial and commercial volumes that had a negative impact on waste collection operations.

▪
Outside France, revenue grew 6.7%, (up 3.9% at constant scope and exchange rates). Germany benefited from the upturn in paper and cardboard prices, with revenue rising €30.4 million in the first quarter of 2010 from the first quarter of 2009, notably due to the increase in paper prices. Revenue in the United Kingdom gained 3.9% at constant scope and exchange rates due to the ramp and growth of integrated contracts. In North America, 2.7% growth at constant scope and exchange rates was driven by the Marine Services business as well as the positive impact of recycled material prices. In Asia-Pacific, the 3.9% revenue growth at constant scope and exchange rates benefited from the recovery in the paper business in Asia as well as targeted price hikes.

Operating cash flow and operating income improved markedly in the first quarter of 2010 compared to the first quarter of 2009. Although the business environment remains challenging, this increase mainly resulted from the implementation of the adaptation and restructuring plans as well as the positive impact of recycled material prices in the first quarter.

Energy Services

Revenues (€m)
At March 31, 2010	At March 31, 2009 adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
2,311.7	2,397.5	-3.6%	-3.0%	-1.9%	1.3%

Revenue declined 3.0% at constant scope and exchange rates. The decline is mainly explained by the negative impact of energy prices (-€82 million compared to March 31, 2009)  partly offset by a favorable weather effect.

▪	In France, revenue decreased 5.3% due to lower energy prices, while weather conditions were slightly more favorable than in the first quarter of 2009.

▪	Outside France, revenue remained virtually stable (down 0.3% at constant scope and exchange rates). The decline in electricity prices in Central Europe was offset by a favorable weather effect.

▪
The net divestments made in the Energy Services division in 2009, in particular the Facilities Management operations in the United Kingdom, sold in August 2009, explained most of the negative 1.9% scope effect in comparison to March 31, 2009.

Operating cash flow and operating income grew given the favorable impact of weather conditions.

Transport

Revenues (€m)
At March 31, 2010	At March 31, 2009 adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
1,355.9	1,431.0	-5.2%	-6.4%	0.2%	1.0%

▪
Passenger revenue in France decreased 1.1% at constant scope due to the impact of the non-renewal of the Bordeaux contract in May 2009, offset by gains of new contracts (Valenciennes notably). Revenue was also affected by a contraction in the airport and tourism businesses, in particular due to the recessionary economic environment.

▪
Outside France, revenue fell by 8.1% and by 9.8% at constant scope and exchange rates, in spite of the ramping-up of new business in North America and Germany, as a result of the non-renewal of the contracts in Melbourne (December 2009) and Stockholm (November 2009).

Operating cash flow was stable and operating income contracted in comparison to the first quarter of 2009, which included a gain on divestment.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

KEY FIGURES AT MARCH 31, 2010

Pierre-François Riolacci
(CHIEF FINANCIAL OFFICER)

Friday May 7, 2010 at 8.30 AM (CET)

Telephone numbers

+33 1 70 99 42 70

or

+44 20 7138 0826

Available from May 7 to 10, 2010

Telephone number (France) Telephone number (UK) Telephone number (USA)	+33 1 74 20 28 00 +44 20 7111 1244 +1 347 366 9565

(code 4094257#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 10, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: Secretary General